==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           Golden State Bancorp, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   381197 10 2
                                 ---------------
                                 (CUSIP Number)
           -----------------------------------------------------------

                                 Gerald J. Ford
                           Hunter's Glen / Ford, Ltd.
                         200 Crescent Court, Suite 1350
                              Dallas, Texas 75201
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 29, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 6 pages)


--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 381197 10 2                                         Page 2 of 6 Pages

==============================================================================

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              Ford Diamond Corporation

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS*
                    00 as to 20,991,381 shares
                    BK as to 903,000 shares

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Texas
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                0
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               21,894,381
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         0
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         21,894,381
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    21,894,381
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.93%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    CO
-------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 381197 10 2                                          Page 3 of 6 Pages

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS
              Hunter's Glen/Ford, Ltd.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    00 as to 20,991,381 shares
                    BK as to 903.000 shares
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Texas
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                0
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               21,894,381
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              0
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         21,894,381
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    21,894,381
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.93%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 6 Pages

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              Gerald J. Ford

               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    00 as to 21,894,381
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                837,958
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY              21,894,381
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             837,958
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                        21,894,381
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   22,732,339
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.46%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    IN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

      This Amendment No. 4 to the Statement on Schedule 13D amends the Statement on Schedule 13D, dated December 17, 1999, as amended by Amendment No. 1 thereto, dated May 30, 2000, by Amendment No. 2 thereto, dated August 23, 2000, and Amendment No. 3 thereto, dated July 19, 2002 (as so amended, the "Schedule 13D"), filed by (a) Gerald J. Ford, (b) Ford Diamond Corporation, a Texas corporation ("FDC") and (c) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen," and collectively, the "Reporting Persons"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

ITEM 4.     PURPOSE OF TRANSACTION

      The following is added to the response to Item 4:

      In connection with the Agreement and Plan of Merger, dated as of May 21, 2002, by and among the Company, Citigroup Inc., a Delaware corporation ("Citigroup"), and Mercury Merger Sub Inc. (the "Merger Agreement"), immediately prior to the Effective Time (as defined in the Merger Agreement), the Reporting Persons will have the right to receive 1,165,793 additional shares Common Stock relating to the use of certain tax benefits (the "Tax Benefit Shares"). The contingent rightto receive the Tax Benefit Shares was acquired on September 11, 1998 pursuant to
Section 1.6(c) of the Agreement and Plan of Reorganization (the "Plan of Reorganization") by and among the Company, Golden State Financial Corporation, First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., First Gibraltar Holdings Inc. and Hunter's Glen, dated as of February 4, 1998, in settlement of a Tax Payment (as such term is defined in the Plan of Reorganization) pursuant to the Plan of Reorganization. On October 28, 2002, the merger was approved by the Board of Governors of the Federal Reserve System under Section 4(j) of the Bank Holding Company Act. On October 29, 2002, the merger was approved by the Office of Thrift Supervision under the Homeowners' Loan Act. Under the rules of the Securities and Exchange Commission, securities may be deemed to be beneficially owned if a person has the right to acquire such securities within 60 days and no material contingencies exist which may prevent ownership of such securities. Accordingly, the Reporting Persons may be deemed to share beneficial ownership of the Tax Benefit Shares as of October 29, 2002.

      Upon the Effective Time of the Merger (as defined in the Merger Agreement), all of the shares of Common Stock will be converted into the Merger Consideration (as defined in the Merger Agreement), in accordance with the terms set forth in the Merger Agreement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The following is added to the response to Item 5:

            (a) - (b) As of September 30, 2002 based upon information provided by the Company, there were 137,371,423 outstanding shares of Common Stock. Mr. Ford may be deemed to beneficially own 22,732,339 shares of Common Stock representing 16.46%% of the Common Stock deemed outstanding. Of these 22,732,339 shares, Mr. Ford shares beneficial ownership of 21,829,339 shares of Common Stock, representing 15.93% of the Common Stock deemed outstanding with FDC and Hunter's Glen.

            (c) There were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of Schedule 13D is hereby amended and supplemented by incorporating the response contained in Item 4 of this Amendment.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 6, 2002


                                          FORD DIAMOND CORPORATION

                                          By:

                                          /s/ Charles W. Brown
                                          ------------------------------------

                                          Name: Charles W. Brown
                                          Title: Treasurer



                                          HUNTER'S GLEN/FORD, LTD.
                                          By: Ford Diamond Corporation,
                                          General Partner

                                          By:

                                          /s/ Charles W. Brown
                                          ------------------------------------

                                          Name: Charles W. Brown
                                          Title: Treasurer


                                          GERALD J. FORD

                                          By:

                                          /s/ Gerald J. Ford
                                          ------------------------------------
                                          Name: Gerald J. Ford

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                            Ford Diamond Corporation

      Set forth below is each director and executive officer of Ford Diamond Corporation. The principal address of Ford Diamond Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.



Name and Address              Position Held with FDC              Present
--------------------------------------------------------------------------
Principal Occupation or Employment
----------------------------------

Gerald J. Ford                President and Sole Director         Chairman &
Chief Executive Officer, Golden State

Bancorp Inc. and California Federal Bank

Charles W. Brown              Vice President and Treasurer  Secretary,
Diamond A-Ford Corporation

Shirley Booth                 Assistant Secretary                 Executive
Assistant, California Federal Bank

Robert C. Taylor              Assistant Secretary                 Attorney,
Taylor Lohmeyer Corrigan, PC

2911 Turtle Creek Blvd., Suite 1010 Dallas,

Texas 75219



--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)